Silgan Holdings Inc.
4 Landmark Square
Suite 400
Stamford, CT  06901

October 16, 2015

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Silgan Holdings Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 27, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2015
File No. 0-22117

Dear Mr. O’Brien:

On behalf of Silgan Holdings Inc. (the “Company”), set forth below is the Company’s response to the comment contained in your letter, dated October 2, 2015, to Robert B. Lewis, Executive Vice President and Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 27, 2015, and the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 21, 2015 (the “Proxy Statement”).  For ease of reference, we have repeated the comment contained in your letter in bold italicized text preceding our response.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 29

Please refer to the column titled “Total Compensation with Cliff Vest Stock Awards Allocated Over Vesting Period” and the accompanying footnote (7) disclosure. Please

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
October 16, 2015

be advised that the summary compensation table is to be limited to the information required by Item 402(c) of Regulation S-K. If you wish to present information that you believe is an alternative to the total compensation reportable pursuant to Item 402(c)(2)(x) of Regulation S-K, please include that information in a section that is appropriately distinguishable from the information contained in the summary compensation table.

Response:

The Company included in the Proxy Statement the information set forth under the column titled “Total Compensation with Cliff Vest Stock Awards Allocated Over Vesting Period” and in accompanying footnote (7) (collectively, the “Supplemental Disclosure”) to supplement the required disclosure in the Summary Compensation Table by providing an enhanced understanding in such table of the compensation of the Company’s named executive officers tailored to the Company’s circumstances and consistent with the view of the Company’s compensation committee (the “Compensation Committee”). In future filings, the Company will present information, if any, that is supplemental to the total compensation reportable in the Summary Compensation Table pursuant to Item 402(c)(2)(x) of Regulation S-K (the “Required Disclosure”) in accordance with the staff’s guidance.

The Company would like to note that it included the Supplemental Disclosure in the Summary Compensation Table not as an alternative but for the reasons that follow.

In accordance with the staff’s guidance in Staff Observations in the Review of Executive Compensation Disclosure1, the Supplemental Disclosure helps tailor the presentation of the Summary Compensation Table to the Company’s circumstances. The Company’s circumstances in this instance are that, separate from performance awards granted annually, from time to time the Compensation Committee grants performance awards of restricted stock units to the named executive officers (“Cliff Vest Stock Awards”). These Cliff Vest Stock Awards vest all at once in a single installment at least three years from the date of grant if the applicable performance criteria for such Cliff Vest Stock Awards is attained.  The primary purpose of the Cliff Vest Stock Awards is to provide additional long-term compensation over the applicable vesting period to the named executive officers to keep them at competitive compensation levels and to promote retention of such named executive officers. This type of grant is not made every year to every named executive officer.

____________________________

1 http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm (“We encourage methods of presentation that are tailored to a particular company’s circumstances, which we believe can be useful to investor understanding”)

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
October 16, 2015

In the Supplemental Disclosure, the Company presented total compensation as adjusted in respect of Cliff Vest Stock Awards to show compensation attributable to such Cliff Vest Stock Awards spread evenly over the entire vesting period of such Cliff Vest Stock Awards in accordance with how such awards are expensed by the Company for financial statement reporting purposes and consistent with how the Compensation Committee views the compensation attributable to Cliff Vest Stock Awards. As disclosed on page 26 of the Proxy Statement:

The Compensation Committee views Cliff Vest Stock Awards as additional compensation for the applicable individual spread over the entire vesting period, since these performance awards vest all at once in a single installment.

Further, because Cliff Vest Stock Awards are not granted every year to any individual, without the Supplemental Disclosure, a named executive officer’s annual compensation will appear skewed in the year that the Cliff Vest Stock Award is granted as opposed to how the Compensation Committee views such awards, which is to spread the compensation attributable to such awards evenly over the entire vesting period.

Moreover, in the Summary Compensation Table, the Company disclosed total compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, which included the full amounts attributable to Cliff Vest Stock Awards granted to the named executive officers in the years granted, ahead of the Supplemental Disclosure. This was done purposefully, in accordance with the staff’s guidance in Staff Observations in the Review of Executive Compensation Disclosure, in order to avoid giving the Supplemental Disclosure greater prominence than the Required Disclosure. Further, the Company clearly disclosed in footnote (7) to the Summary Compensation Table that the Supplemental Disclosure “is not required under the SEC’s rules” and is included to supplement the Required Disclosure.  Finally, the applicable rules do not expressly prohibit the addition of columns to the Summary Compensation Table.

Notwithstanding, in future filings, the Company will present information, if any, that is supplemental to the Required Disclosure in accordance with the staff’s guidance.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filings; and

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
October 16, 2015

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me at (203) 975-7110.

Very truly yours,

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel and
Secretary